Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Mamma.com Inc. (the “Company”) 388 St. Jacques Street West, 8th Floor
Montreal, Quebec H2Y 1S1

Item 2	Date of Material Change

February 16, 2005

Item 3	News Release

Attached as Schedule “A” is the new release in respect of the material change, which was disseminated through CCN
Matthews.

Item 4	Summary of Material Change

On February 16, 2005, the Company announced that it has been unable to reach an agreement on the terms of the audit engagement with PricewaterhouseCoopers LLP (“PWC”) for the year ended December 31, 2004. Accordingly, PWC will not act as the Company’s independent auditor for the audit of the Company’s financial statements for the year ended
December 31, 2004.

As a result of these developments, it is unlikely that the Company will file its audited financial statements for the year ended December 31, 2004 and related disclosures within the timeframe prescribed by Canadian securities rules, being March 31, 2005. The Company will further advise upon the selection of a replacement of auditor and the expected filing date of its financial statements for the year ended December 31, 2004.

Item 5	Full Description of Material Change

Refer to the press release attached hereto.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted.

Item 8	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this report:

Daniel Bertrand
Vice President and Chief Financial Officer
(514) 908-4318

Item 9	Date of Report

March 18, 2005.

5

Schedule “A”

AUDITORS TO CEASE TO ACT AND REPLACEMENT
AUDITORS TO BE IDENTIFIED

2004 Audited Financial Results Likely Delayed

Montreal, Canada, February 16, 2005 – Mamma.com Inc. (“Mamma.com” or the “Company”) (NASDAQ: MAMA) today announced that it has been unable to reach an agreement on the terms of the audit engagement with PricewaterhouseCoopers LLP (“PWC”) for the year ended December 31, 2004. Accordingly, PWC will not act as the Company’s independent auditor for the audit of the Company’s financial statements for the year ended December 31, 2004.

As previously announced, the U.S. Securities and Exchange Commission (the “SEC”) is conducting an informal investigation concerning matters related to the intense trading activity in Mamma.com’s stock in March 2004. Following press reports in January 2005 and PWC’s recommendations, the Board of Directors initiated an investigation under the supervision of a Special Independent Committee consisting of independent directors of the Audit Committee and independent legal counsel and forensic accountants to investigate the allegations in the press reports. Those press reports claimed that an individual and persons acting jointly or in concert with him may have had a controlling influence on the Company in the past as a result of undisclosed shareholdings. The Company has taken those claims very seriously and has given the mandate to the Special Independent Committee to review the relevant activities and transactions. PWC were not prepared to begin their audit process before the conclusion of such review. The Company had been advised by PWC that if the investigation by the independent counsel and forensic accounting firm engaged by the Special Committee to conduct the investigation and/or the current SEC investigation were to disclose any issues or concerns with the Company’s historical financial statements, PWC may be obliged to withdraw some or all of their previously issued audit reports.

The Audit Committee is in the process of interviewing potential replacement auditors.

The Company will comply with rules and policies of applicable regulatory authorities in connection with any change of auditor, including certain disclosures and filings which will be required in connection therewith.

As a result of these developments, it is unlikely that the Company will file its audited financial statements for the year ended December 31, 2004 and related disclosures within the timeframe prescribed by Canadian securities rules, being March 31, 2005. The Company will further advise upon the selection of a replacement of auditor and the expected filing date of its financial statements for the year ended December 31, 2004.

About Mamma.com Inc.

Mamma Media SolutionsTM is focused on providing quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. For more information, visit www.mammamediasolutions.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filing with the Securities and Exchange Commission and also include but are not limited to whether the Company will appoint a new auditor, whether 2004 financial statements will be issued and filed and if so when, whether prior year audit reports will be withdrawn and whether the investigation being carried out under the Audit Committee’s supervision will be completed.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372
Telephone Local: (514) 908-4346
Email: guy@mamma.com
Web site: www.mammainc.com